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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*

                     French Fragrances, Inc.
                         (Name of Issuer)

           Common Stock, par value $.01 per share
                  (Title of Class of Securities)

                           357 658 103
                          (CUSIP Number)

                          Rafael Kravec
                   c/o French Fragrances, Inc.
                      14100 N.W. 60th Avenue
                       Miami Lakes, Florida
                          (305) 818-8000
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         October 15, 1998
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


               This document consists of ___ pages.
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                           SCHEDULE 13D
CUSIP No. 357 658 103                             Page 2 of ___ Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Rafael Kravec
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)
     (a) [ ]          (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF, OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
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 NUMBER OF               7    SOLE VOTING POWER
 SHARES                       2,600,551
 BENEFICIALLY            8    SHARED VOTING POWER
 OWNED BY                     ----
 EACH                    9    SOLE DISPOSITIVE POWER
 REPORTING                    2,600,551
 PERSON                  10   SHARED DISPOSITIVE POWER
 WITH                         ----
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,601,551(a)
----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES* [ ]
----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.2%
----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------------
(a)Includes 1,000 shares which are owned by Mr. Kravec's daughter and as to which he disclaims beneficial ownership.
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              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
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     This Statement is the second amendment to the Schedule 13D filed on April 16, 1996 as amended by Amendment No. 1 dated July 3, 1996 (collectively, the "Statement") with the Securities and Exchange Commission by Mr. Rafael Kravec in connection with his beneficial ownership of shares of Common Stock ("Common Stock") of French Fragrances, Inc. (the "Company"). All capitalized terms used and not defined in this Amendment No. 2 have the meanings given to them in the Statement. Only information which has been amended is reflected in Amendment No. 2. Accordingly, this Amendment should be read together with the Statement.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          As of the date hereof, Mr. Kravec, by virtue of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), may be deemed to be the beneficial owner of 2,601,551 shares of Common Stock (the "Kravec Shares") which includes (i) 2,144,000 shares of Common Stock owned by Mr. Kravec, including 1,000 shares which are owned by Mr. Kravec's daughter and as to which he disclaims beneficial ownership;
(ii) 38,583 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock owned by National Trading Manufacturing, Inc., a corporation which is controlled by Mr. Kravec ("National Trading"); (iii) 8,835 shares of Common Stock issuable upon the conversion of Series C Convertible Preferred Stock owned by National Trading; (iv) 234,583 shares of Common Stock issuable upon the conversion of 7.5% Convertible Debentures owned by National Trading; and (v) 106,800 shares of Common Stock issuable upon the exercise of stock options. Mr. Kravec has sole voting and dispositive power over 2,600,551 of the Kravec Shares.

          On October 15, 1998, Mr. Kravec disposed of 205,000 shares of Common Stock. $.01 par value per share (the "Common Stock") to non-affiliates of the Company.

          Mr. Kravec has not effected any transactions in the Common Stock during the past 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None



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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:    February 11, 1999            /s/ RAFAEL KRAVEC
          -----------------            -----------------
                                       Rafael Kravec